

Mail Stop 3561

October 22, 2015

Wu Yong
Chairman of the Board of Directors
Guangshen Railway Company Limited
No. 1052 Heping Road
Shenzhen, Peoples Republic of China 518010

   Re: Guangshen Railway Company Limited
      Form 20-F for Fiscal Year Ended December 31, 2014
      Filed April 28, 2015
      File No. 001-14362

Dear Mr. Wu:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief
          Office of Transportation and Leisure